JJSS HOLDINGS, LLC
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2022

TABLE OF CONTENTS

GWYNN CPAs

INDEPENDENT AUDITORS' REPORT

To the Members of
JJSS Holdings, LLC and subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of JJSS Holdings, LLC and its subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of JJSS Holdings, LLC and its subsidiaries as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors' Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Gwynn CPAs

Frisco, Texas
June 20, 2023

JJSS HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022

ASSETS	
Current Assets	
Cash and cash equivalents	$ 2,137,408
Accounts receivable, net	959,929
Inventories, net	660,101
Prepaid expenses	167,352
Total Current Assets	3,924,790
Property and Equipment, net	375,175
Operating Lease Right-of-Use Assets, net	627,724
Intangible Assets, net	339,372
Other Assets	28,346
Total Assets	$ 5,295,407
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable	$ 400,714
Accrued liabilities	110,231
Current portion of note payable	16,580
Current portion of operating lease liabilities	212,712
Total Current Liabilities	740,237
Long-term Liabilities	
Note payable, less current portion	77,936
Operating lease liabilities, less current portion	418,811
Total Long-term Liabilities	496,747
Total Liabilities	1,236,984
Members' Equity	4,058,423
Total Liabilities and Members' Equity	$ 5,295,407

The notes to consolidated financial statements are an integral part of these statements.

JJSS HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Net Sales	
Product sales	$ 5,409,551
Flagship store sales	370,282
Total Net Sales	5,779,833
Cost of Goods Sold	3,285,483
Gross Profit	2,494,350
Operating Expenses	
Salaries and wages	3,259,500
Advertising and marketing	1,234,401
Travel	319,346
Lease	244,438
Depreciation and amortization	129,192
Other	646,497
Total Operating Expenses	5,833,374
Loss from Operations	(3,339,024)
Other Income (Expense)	
Interest expense	(3,404)
Interest income	4,155
Total Other Income (Expense)	751
Net Loss	$ (3,338,273)

The notes to consolidated financial statements are an integral part of these statements.

JJSS HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Members' Equity	Syndication Costs	Accumulated Deficit	Total Members' Equity
Balance as of December 31, 2021	$ 12,188,523	$ (494,103)	$ (5,371,844)	$ 6,322,576
Member contributions	1,465,000	-	-	1,465,000
Syndication costs paid	-	(139,863)	-	(139,863)
Distributions to general partner	(251,017)	-	-	(251,017)
Net loss	-	-	(3,338,273)	(3,338,273)
Balance as of December 31, 2022	$ 13,402,506	$ (633,966)	$ (8,710,117)	$ 4,058,423

The notes to consolidated financial statements are an integral part of these statements.

JJSS HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows from Operating Activities	
Net loss	$ (3,338,273)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	129,192
Change in allowance for bad debt	(9,223)
Non-cash operating lease expense	161,390
Change in operating assets and liabilities:	
Accounts receivable	(130,016)
Inventories	98,728
Prepaid expenses	(92,712)
Other assets	(1,175)
Accounts payable	105,427
Accrued liabilities	93,108
Operating lease liabilities	(157,591)
Net cash used in operating activities	(3,141,145)
Cash Flows from Investing Activities	
Purchases of property and equipment	(114,968)
Additions of intangible assets	(160,008)
Net cash used in investing activities	(274,976)
Cash Flows from Financing Activities	
Payments on note payable	(19,024)
Contributions	1,465,000
Payment of syndication costs	(139,863)
Distributions to general partner	(251,017)
Net cash provided by financing activities	1,055,096
Net Change in Cash and Cash Equivalents	(2,361,025)
Cash and Cash Equivalents, Beginning of Year	4,498,433
Cash and Cash Equivalents, End of Year	$ 2,137,408
Supplemental Disclosures:	
Cash paid for interest	$ 3,404
Cash paid for state taxes	$ 4,698
Non-cash Investing and Financing Transactions:	
Right-of-Use assets obtained in exchange for lease obligations	$ 789,114

The notes to consolidated financial statements are an integral part of these statements.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

JJSS Holdings, LLC (the "Company") is a holding company formed as a Texas limited liability company on February 3, 2020. The Company began operations as James Joseph Sanctified Spirits, LLC, a Texas limited liability company, on April 24, 2017. The Company's headquarters are located in Southlake, Texas.

The Company's primary operations are to blend, bottle, finish whiskey with a wood spire, and market and sell products under the brand name Oak & Eden. The Company also operates its Flagship store in Bridgeport, Texas, which includes a world class craft cocktail bar and experiential tasting room, where customers have the opportunity to create their own custom bottle of whiskey.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted by the United States of America ("GAAP"). The consolidated financial statements include JJSS Holdings, LLC and its wholly owned subsidiaries, JJSS Equity, LLC, JJSS Management, LLC and James Joseph Sanctified Spirits, LLC. All significant intercompany balances and transactions have been eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. At times, cash and cash equivalents held at a financial institution may be in excess of the Federal Deposit Insurance Corporation coverage limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable are carried at original invoice amount, less estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of account balances. Accounts receivable are written-off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. As of December 31, 2022, the Company estimated an allowance reserve for doubtful accounts of $93,420.

Inventories

Inventories primarily consist of bulk and bottled whiskey and are stated at the lower of cost or market. Cost is determined using an average costing methodology, which approximates cost under the first-in, first-out method. All barreled whiskey is classified as in-process inventories and are included in current assets, in accordance with industry practice. Warehousing, insurance, taxes, and other carrying charges applicable to barreled whiskey held for aging are included in inventory costs. A portion of the Company's finished goods inventory is held by certain independent distributors on consignment until it is sold to a third party. The Company regularly monitors inventory quantities on hand and records a reserve for broken bottles, loss due to theft, and samples.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the life of the lease or the useful lives of the assets, whichever is shorter. The cost and related accumulated depreciation and amortization of property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported as current period income or expense. The costs of repairs and maintenance are expensed as incurred.

Intangible Assets
The Company accounts for certain intangible assets at cost. Management reviews these intangible assets for probable impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If there is an indication of impairment, management would prepare an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these estimated cash flows were less than the carrying amount, an impairment loss would be recognized to write down the asset to its estimated fair value. The Company performed a qualitative assessment of its intangible assets as of December 31, 2022 and determined that they were not impaired.

Long-lived assets are reviewed for potential write-downs when impairment indicators are present. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third party independent appraisals as considered necessary.

Revenue Recognition
The Company's product sales consist of the sale of spirits domestically in the United States. Sales of products are for cash or otherwise agreed-upon credit terms. Payment terms vary by location and customer, however, the time period between when revenue is recognized and when payment is due is not significant. The Company's customers consist primarily of wholesale distributors. The Company's revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution, and shipping terms. The Company has elected to treat shipping as a fulfillment activity. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of its product. Sales terms do not allow for a right of return except for matters related to any manufacturing defects on its part. Amounts billed to customers for shipping and handling are included in sales.

The Company's other revenue generating activities include the sale of alcoholic beverages, food and merchandise, events, and other revenues at the Company's Flagship store located in Bridgeport, TX. Revenue is recognized at the point-of-sale upon receipt of cash, check, or credit card charge, net of discounts and promotional allowances. Sales and liquor taxes collected from customers and remitted to governmental authorities are presented on a net basis. The Company recognizes revenue when it satisfies a performance obligation (point in time of sale) by transferring control over a product or service to a customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, and promotional and advertising allowances. This variable consideration is recognized as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. For example, customer promotional discount programs are entered into with certain distributors for certain periods of time. The amount ultimately reimbursed to distributors is determined based upon agreed-upon promotional discounts which are applied to distributors' sales to retailers. Other common forms of variable consideration include volume rebates for meeting established sales targets. The determination of the reduction of the transaction price for variable consideration requires that the Company make certain estimates and assumptions that affect the timing and amounts of revenue and liabilities recognized. The Company estimates this variable consideration by taking into account factors such as the nature of the promotional activity, historical information, and current trends, availability of actual results and expectations of customer and consumer behavior.

Excise taxes remitted to tax authorities are government-imposed excise taxes on the Company's products. Excise taxes are included as a component of cost of goods sold and are recognized in the Company's results of operations when the related product sale is recognized. Excise taxes are recognized as a current liability in accrued liabilities, with the liability subsequently reduced when the taxes are remitted to the tax authority.

Advertising Expense

Advertising costs are expensed as incurred and are classified under operating expenses. Advertising expense for the year ended December 31, 2022 was $1,234,401.

Income Taxes

The Company is a limited liability company and is not required to pay federal income tax. Accordingly, no federal income tax expense has been recorded in the financial statements. The Company's federal taxable income or loss has been included in the members' respective income tax returns. The Company is subject to state income taxes as applicable.

The Company applies FASB Accounting Standards Codification ("ASC") 740-10, "Income Taxes", in establishing standards for accounting for uncertain tax positions. The Company evaluates uncertain tax positions with the presumption of audit detection and applies a "more likely than not" standard to evaluate the recognition of tax benefits or provisions. ASC 740-10 applies a two-step process to determine the amount of tax benefits or provisions to record in the financial statements. First, the Company determines whether any amount may be recognized and then determines how much of a tax benefit or provision should be recognized. As of December 31, 2022, the Company has determined it has no uncertain tax positions.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". ASU 2016-02 requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. The guidance requires enhanced disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted the standard on January 1, 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Upon adoption, the Company recognized an operating lease right-of-use ("ROU") asset and a related lease liability of approximately $321,000. The new standard also provided practical expedients for an entity's ongoing accounting as well as transition. The Company has elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to retain historical lease classification, as well as relief from reviewing expired and existing contracts to determine if they contain leases.

NOTE 3 – INVENTORIES

Inventories consisted of the following as of December 31, 2022:

Raw materials	$ 5,736
In-process	243,075
Finished goods	413,690
Valuation allowance	(2,400)
Total Inventories, net	$ 660,101

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2022:

Machinery and equipment	$ 341,054
Leasehold improvements	259,227
Computer equipment	29,001
Furniture and fixtures	27,975
Total Property and Equipment	657,257
Less accumulated depreciation and amortization	(282,082)
Total Property and Equipment, net	$ 375,175

Depreciation and amortization expense associated with property and equipment totaled $110,845 for the year ended December 31, 2022.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consisted of the following as of December 31, 2022:

		Remaining Weighted Average Life
Patents	$ 91,399	19.2
Brand development	74,654	-
Website development	194,175	2.7
Total Intangibles	360,228	
Less accumulated amortization	(20,856)	
Total Intangibles, net	$ 339,372	

Amortization expense associated with intangible assets totaled $18,347 for the year ended December 31, 2022. The gross amount of capitalized intangible assets subject to amortization was $149,159 as of December 31, 2022. The remaining unamortized portion are costs incurred for additional patents that have not yet been approved by the United States Patent and Trademark Office or website development costs incurred but not placed in service as of December 31, 2022. Estimated amortization expense of intangible assets subject to amortization as of December 31, 2022 for each of the next five years and thereafter is as follows:

Year Ending December 31,	
2023	$ 42,166
2024	42,166
2025	25,153
2026	1,333
2027	1,333
Thereafter	16,152
	$ 128,303

NOTE 6 – NOTE PAYABLE

On June 9, 2020, the Company entered into a promissory note with an unrelated lender in the amount of $113,540. The note matures December 1, 2027 and bears interest at a rate equal to 3%. Monthly interest only payments are required starting January 1, 2021, with principal and interest payments starting January 1, 2022. The promissory note is secured by certain assets of the Company. The outstanding principal balance of the promissory note at December 31, 2022 was $94,516.

NOTE 6 – NOTE PAYABLE (CONTINUED)

Future principal maturities on the promissory note at December 31, 2022 are as follows:

Year Ending December 31,		
2023	$	16,580
2024		18,613
2025		19,185
2026		19,768
2027		20,370
	$	94,516

NOTE 7 – MEMBERS' EQUITY

The Company Agreement provides for two classes of membership units, which are summarized as follows as of December 31, 2022:

	Authorized	Issued and Outstanding
Class A	69,263	57,337
Class B	50,000	50,000
Total	119,263	107,337

Liquidation Preferences

In the event that the Company liquidates, dissolves, or winds up its business, either voluntarily or involuntarily, the Members of the Company are entitled to receive residual proceeds after payment of all debt, liabilities, and obligations of the Company until all funds have been distributed as follows:

i. First, to the Members to the extent of and in proportion to the outstanding balance of all Member advances, applied first to outstanding interest and then to outstanding principal;
ii. Second, (i) 20% to the Class B Members in proportion to their respective Class B Member's Sharing Ratios, and (ii) 80% to the Class A Members in proportion to their respective Class A Member's Sharing Ratio, until each Class A Member's Contribution Account has been reduced to zero; and
iii. Third, to the Members in proportion to their respective Sharing Ratios.

NOTE 8 – PHANTOM EQUITY PLAN

On April 6, 2020, the Company adopted the JJSS Holdings, LLC Phantom Equity Plan (the "Phantom Equity Plan"). The Phantom Equity Plan, which remains in effect until terminated by the plan's committee, provides for a maximum of 12,000 phantom units that may issued. Employees or consultants that are granted phantom units must continue their relationship with the Company. Upon termination or interruption of service with the Company, all phantom units, whether vested or unvested, terminate and are forfeited without any payment due to the Participant. The phantom units will be paid out of the Net Sales Proceeds reduced by loan repayments and capital account repayments upon a Change of Control based on the percentage of total member units outstanding.

As of December 31, 2022, there were 10,359 phantom units outstanding under the Phantom Equity Plan, with vesting schedules varying between immediate or three years from the grant date. No phantom units were granted during 2022. Of these awards, 10,189 phantom units were vested at December 31, 2022.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company purchases certain materials from an entity that is owned by one of the members. The total amount paid to this entity was $335,284 for the year ended December 31, 2022. The total amount owed to this entity was $5,941 as of December 31, 2022.

NOTE 10 – LEASES

The Company has operating leases primarily for office space, warehouse facilities, and equipment. Certain lease agreements contain renewal options and escalation clauses that are factored into the determination of lease payments when appropriate. The Company's leases have remaining terms up to September 2028, one of which includes an option to extend the lease up to June 2028.

The components of lease expense included in the Company's consolidated statement of operations for the year ended December 31, 2022 include:

Operating lease expense	$	181,421
Short-term lease expense		55,673
Variable lease expense		7,344
Total lease expense	$	244,438

Variable lease costs are primarily related to payments made to lessors for insurance. Short-term lease costs primarily represent equipment and other leases with a remaining lease term of less than 12 months.

NOTE 10 – LEASES (CONTINUED)

Maturities of operating lease liabilities were as follows as of December 31, 2022:

Year Ending December 31,	
2023	$ 226,996
2024	179,351
2025	119,897
2026	50,179
2027	49,297
Thereafter	37,798
Total minimum lease payments	663,518
Less: Imputed interest	(31,995)
Present value of operating lease liabilities	$ 631,523

The weighted-average remaining lease term related to the Company's operating lease liabilities as of December 31, 2022 was 3.5 years. The weighted-average discount rate related to the Company's operating lease liabilities as of December 31, 2022 was 3.01%.

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluated all material events or transactions that occurred after December 31, 2022 through June 20, 2023, the date these financial statements were available to be issued, and determined that there were no additional events or transactions which would impact these financial statements, except as follows:

Through June 20, 2023, the Company raised an additional $1,410,000 from the sale of 1,410 Class A membership units.